04002473

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26318 127th Ave SE
(No. and Street)

Kent (City) WA (State) 98030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dickson Lee, Principal (206)-779-3068
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bob Ro CPA
(Name – *if individual, state last, first, middle name*)

606 Maynard Ave. SO. Suite 251 Seattle, WA 98104
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 1 2004 WASH. D.C. 180 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

INDEPENDENT AUDITOR'S REPORT
and
REPORT PURSUANT TO RULE 17a-5d
OF THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L FINANCIAL INVESTMENTS CO, INC.)
A Development Stage Company

December 31, 2003 and 2002

PO CHUAN (Bob) RO, CPA
CERTIFIED PUBLIC ACCOUNTANT
606 MAYNARD AVE. SO., SUITE 251
SEATTLE, WA 98104

CENTURY PACIFIC SECURITIES, INC.

Table of Content

PO CHUAN (Bob) RO
CERTIFIED PUBLIC ACCOUNTANT
606 Maynard Ave. So., Suite 251, Seattle, WA 98104
TEL: (206) 340-1140 FAX: (206) 624-2290
EMAIL: BOBROCPA@AOL.COM

Independent Auditor's Report

To Shareholders and Directors
Century Pacific Securities, Inc.
Formerly known as
L&L Financial Investments Co., Inc.
26318 – 127th Avenue SE
Kent, WA 98031

I have audited the accompanying balance sheets statutory basis of Century Pacific Securities, Inc. (Century) formerly known as L&L Financial Investments Co., Inc., a development stage company as of December 31, 2003 and 2002 and statements of changes in shareholders' equity, operation and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Century Pacific Securities, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with the accounting practices prescribed by financial and operational combined uniform single report, Form X-17a-5 of the United States Securities and Exchange Commission which is a comprehensive basis of accounting other than the U.S. generally accepted accounting principles.

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANT

The information contained in schedule. The computation of net capital Under Rule 15c 3-1 is presented for purpose of additional analysis. It is not a required part of the basic financial statement. Such information, as required by rule 17a-5 of the Securities Exchange Act of 1934, is fairly stated in all material respects in relation to the basic financial statements referred to above taken as a whole.

This report is intended solely for the information and use of the Board of Directors and management of Century and for filing with the United States Securities and Exchange Commission and should not be used for any other purpose.

Po Chuan (Bob) Ro, CPA

Po Chuan Ro

Seattle, Washington
February 20, 2004

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

BALANCE SHEETS
AS OF DECEMBER 31

	2003	2002
Assets		
Cash and Cash Equivalents	$ 16,627	$ 8,216
Total Assets	$ 16,627	$ 8,216
Liabilities and Shareholders' Equity		
Liabilities		
Accrued Liabilities	$ 6,028	$ 1,630
Shareholders' Equity		
Common shares @$.002 per share, 5,000,000 shares authorized, 1,100,000 shares issued and outstanding	2,200	2,200
Additional Paid-In Capital	32,562	29,760
Accumulated Deficit	(24,163)	(25,374)
Total Shareholders' Equity	10,599	6,586
Total Liabilities and shareholders' Equity	$ 16,627	$ 8,216

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31

	2003	2002
Common Shares Issued & Outstanding	$ 2,200	$ 2,200
Additional Paid-In Capital	32,562	29,760
Accumulated Deficit	(24,163)	(25,374)
Ending Balance	$ 10,599	$ 6,586

Independent auditor's report and the accompanying notes are an integral part of these financial statements

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc)
A Development Stage Company

STATEMENT OF OPERATION

	For the Year-Ended Dec. 31, 2003	For the Year-Ended Dec. 31, 2002
Revenue	$ 10,000	$ 0
Expenses		
Office Expenses	1,631	1,630
Business Expenses	5,448	2,000
Licenses & Permits	1,710	1,345
Total Expenses	8,789	4,975
Gain (Loss) before Income Tax	1,211	(4,975)
Provision for Income Tax	0	0
Net Income (Loss)	$ 1,211	$ (4,975)

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 1,211	$ (4,975)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Change in assets and liabilities		
Accrued Liabilities	4,398	1,630
Net cash provided by (used in) investing activities	5,609	(3,345)
Cash flows from investing activities:		
Purchase of equipment	0	0
Net cash provided by (used in) investing activities	0	0
Cash flows from financing activities:		
Common Shares Issued	0	200
Additional Paid-In Capital	2,802	11,361
Net cash provided by (used in) financing activities	2,802	11,561
Net increase (decrease) in cash and cash equivalents	8,411	8,216
Cash and cash equivalents at beginning of Year	8,216	0
Cash and cash equivalents at end of Year	$ 16,627	$ 8,216

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
Aggregate Indebtedness	$ 6,028	$ 1,630
Net Captial		
Total shareholders' equity	$ 10,599	$ 6,586
Adjustments to net capital pursuant to Rule 15c3-1:		
Account Receivable	0	0
Net capital before haircuts on securities (tentative net capital)	10,599	6,586
Haircut on equity securities	0	0
Net Capital	10,599	6,586
Minimum net capital requirement	5,000	5,000
Excess net capital over minimum requirement	$ 5,599	$ 1,586
Ratio of aggregate indebtedness to net capital	0.57:1	0.25:1

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of Century Pacific Securities, Inc. formerly known as L&L Financial Investments Co., Inc (Century) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the management who are responsible for their integrity and objectivity.

A. ***BASIS OF ACCOUNTING***

The accompanying financial statements have been prepared on the statutory basis of accounting in conformity with the accounting practices prescribed for financial and operation combined uniform single reports, Form X-17a-5 of United States Securities and Exchange Commission which is a comprehensive basis of accounting other than the U.S. generally accepted accounting principles.

a, History and Business Activity

Century Pacific Securities, Inc. ("the Company"), a Nevada company, was incorporated on February 20, 2001 under the name of L&L Financial Investments Co., Inc. The Company subsequently changed to its current name on December 18, 2002. The company registered in the state of Washington as a Washington profit corporation on October 8, 2003. Its business address is 26318 127th Ave SE, Kent, WA 98030.

The Company has been a NASD member broker dealer since its receipt of license on December 14, 2001. On November 20, 2003, the company filed the form BD amendment reporting the change of the form of organization and State and date of incorporation and registered the company in the State of Washington. The file number with SEC and CRD remain the same, i.e.
SEC File N: 8-53355 CRD No: 1-13698.
The company's service include raising capital for clients through the private placements, providing fee based financial structuring and consulting, and providing fees based feasibility studies on M&A (merger and acquisition activities.)

Due to historical terrorist's attack on September 11, 2001, which has a severe negative impact on the US economy and securities industry, the Board of Directors of the Company decided in January of 2002 to postpone its securities activities until the second half of 2003.

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NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

A. BASIS OF ACCOUNTING (Continued)

b, The calendar year ending December 31

The Company adopts December 31 as its calendar year ending date since its incorporation.

c, Cash and cash equivalents

The Company maintains its cash in one bank account. The Company has no cash equivalent, i.e. holdings of highly liquid investments with maturities of three months or less when purchased.

d, Accrued Liabilities

The account balance represents the business expense accruals to maintain its minimum level of operation.

e, Revenue Recognition

Revenue is recorded when service is rendered on an accrual basis.

f, Expenses

The amounts represent the minimal business expenditures for maintaining its securities broker and dealer license.

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NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

A. BASIS OF ACCOUNTING (Continued)

g, Taxes

The Company has yet to have any taxable income or profit since its incorporation. Consequently no federal taxes provision is required.

h, Use of Estimates

In preparing financial statements in conformity with the statutory basis accounting principles, management is required to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds eight times its "net capital" as those terms are defined by the rule.

On December 31, 2003 and 2002 the Company's net capital and required net capital were $ 10,599 and $ 6,586, respectively, and its ratio of aggregate indebtedness to net capital was 0.57 to 0.25.On December 31, 2003, and 2002.

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NOTE 3 – DEVELOPMENT STAGE

According to the SFAS No. 7, Accounting and Reporting by Development Stage Enterprises, the Company is classified as a development stage entity, as it meets two (2) basic criteria: 1) the Company devotes most of its activities to establishing a new business; and 2) its principal activities have yet to commence.

NOTE 4 – RELATED PARTY TRANSACTION

The sale of $ 10,000 included in 2003, was made from a client. Dickson Lee, the owner of CP is also the major shareholder of the client.

- End of Report -

PO CHUAN (Bob) RO
CERTIFIED PUBLIC ACCOUNTANT
606 MAYNARD AVE. SO., SUITE 251
SEATTLE, WASHINGTON 98104

TEL: (206) 340-1140
FAX: (206) 624-2290
EMAIL: BOBROCPA@AOL.COM

Report of Independent Certified Public Accountant on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Century Pacific Securities, Inc.

In planning and performing my audit of the financial statements of Century Pacific Securities, Inc. (f.k.a. L&L Financial Investments Co., Inc.), for the years ended December 31, 2003 and 2002, I have taken into consideration the Company's internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements. The audit is not designed to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g). I also make the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company: (1) in making quarterly securities examinations, counts, verifications, and comparisons, or (2) recordation of differences required by Rule 17a-13 complying with requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedure and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Internal Control Structure (Continued)

Company has internal control structure. Responsibilities are safeguarded against loss from unauthorized used or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement's in conformity with the U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, procedures of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My audit would not necessarily disclose all matters in the internal control structure that might be considered as material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control does not reduce the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely by employees in the normal course of performing their assigned functions. However, I am not aware of any matter involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and practices that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Po Chuan (Bob) Ro, CPA

Seattle, Washington
February 20, 2004